Filed by The Nasdaq Stock Market, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: OMX AB

NASDAQ OMX Merger

Talking Points

Event Overview

Today The NASDAQ Stock Market and OMX, a leading global provider of exchange technology and services, jointly announced that they have entered into an agreement to combine the two companies, creating the pre-eminent global securities exchange company and exchange technology provider. OMX operates 7 exchanges in the Nordic and Baltic regions, and is a technology services provider to 60 exchanges in 50 countries worldwide. The new entity will be known as The NASDAQ OMX Group.

The combination creates the largest global technology network of customers and listing venues with access to a broad and deep investor base. The transaction will provide significant benefits for customers, shareholders and other stakeholders in both companies.

The NASDAQ OMX Group combines two highly complementary businesses, uniting NASDAQ’s leading global brand, highly efficient electronic trading platform and track record of customer focused innovation with OMX’s global technology services platform and customer base, efficient Nordic Exchange, derivatives capabilities and track record of successful cross-border exchange integrations.

Key Message Points

•	The NASDAQ OMX Group will be the world’s premier exchange and technology company.

•	The Combination will create the largest global network of exchanges and exchange customers linked by technology.

•	The NASDAQ OMX Group will encompass some of the largest global, U.S. and European listings and will provide deep pools of liquidity and cross-border opportunities for members and investors worldwide.

•	The merger with OMX brings significant growth opportunities in terms of listings and trading as well as asset class and geographic diversification.

Questions and Answers

What are the main benefits of this combination?

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The NASDAQ OMX Group will encompass some of the largest global U.S. and European listings and will provide deep pools of liquidity and cross-border opportunities for members and investors worldwide. The combination enables both organizations to facilitate the global flow of equity capital and to create a premier platform for expansion into other product and asset classes.

Who will run the combined company?

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It is proposed that Robert Greifeld, currently President and Chief Executive Officer of NASDAQ, will serve as Chief Executive Officer of the Combined Group. It is proposed that Magnus Böcker, currently President and Chief Executive Officer of OMX, will become President of the Combined Group.

What is the timing of the close of this transaction?

•	NASDAQ and OMX will be working to complete the transaction as expeditiously as possible. Specific dates will be communicated when they are available.

Is this essentially a merger of equals?

•	This transaction combines two of the world’s leading exchanges, creating the world’s premier exchange and technology company.
•	Post close, it is estimated that NASDAQ shareholders will own approximately 72% of the newly combined company.

Where will The NASDAQ OMX Group be officially headquartered?

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The Combined Group’s headquarters will be located in New York and will be the center of operations for the group’s U.S. cash trading business. The Combined Group’s technology business and Nordic trading business will continue to be managed as today. The group will establish a new London presence to capitalize on international growth opportunities.

How does OMX technology compare with that of NASDAQ?

•	Both OMX and NASDAQ are regarded as two of the leading technology companies in the exchange space — offering speed, execution, liquidity and linkages unmatched in the industry. OMX’s position in the options space and clearing capability is attractive to NASDAQ, though NASDAQ maintains plans to build an options platform using INET technology.

Which technology platform will be the foundation for the company going forward?

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INET is the technology of choice for NASDAQ and will continue to be the fundamental feature set, with OMX’s platform operating as an under layer. The intention is to leverage best-of-breed components from both exchanges to arrive at one preeminent platform/architecture.

What kind of cross-listing opportunities exist?

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Our goal is to create a global blue chip marketplace. While it is hard to quantify immediate cross-listing opportunities, we believe there will be companies that have interest in dual listing on both exchanges. This is a decision that will be entirely left to the issuers. We will offer services to support those who decide to dual list.

What opportunities will result to cross-sell corporate listings services to OMX companies?

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We expect there will be interest in these services as companies strive to better communicate with shareholders, investors and regulators. From its recently launched Board Recruiting Service to D&O Insurance to PrimeNewswire, NASDAQ’s services offer value to companies in varied stages of lifestyle and regulatory environments.

Where are the cost synergies in this deal? Given there is little floor-based trading to be eliminated here, where will the savings come from?

•	We see cost synergies through the rationalization of IT systems and data centers and non-IT synergies through the rationalization of overlapping functions, services and premises.

Given OMX’s profile as a technology provider to other exchanges, will the combined company become more of an outsourcer of technology?

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The NASDAQ OMX Group will not seek to expand the outsourcing business, but will instead build features from NASDAQ’s existing technology in OMX’s systems. Importantly, the improved technology will help expand the growing network of exchanges using OMX’s technology and help incorporate them into The NASDAQ OMX Group’s global strategy. Both NASDAQ and OMX have used technology as a foundation for expansion and growth. OMX has taken the next step by selling their technology around the world.

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. OMX and NASDAQ caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the proposed business combination transaction involving NASDAQ and OMX, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NASDAQ’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the "SFSA") including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

In connection with the proposed business combination transaction, OMX and NASDAQ expect that NASDAQ will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. Investors and security holders are urged to read the proxy statement/prospectus and any amendments and other applicable documents regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of those documents (if and when available) and other related documents filed by NASDAQ with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing NASDAQ’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus (when it becomes available) from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.